SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Secondary follow-on public offering of preferred shares issued by CTEEP

Rio de Janeiro, July 12, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras, as selling shareholder hereby informs its shareholders and the market in general that a request for the automatic registration of a secondary follow-on public offering of sixty million (60,000,000) preferred shares issued by CTEEP – Companhia de Transmissão de Energia Elétrica Paulista (CTEEP) held by Eletrobras, all nominative, book-entry, with no nominal value, free and clear of any encumbrances or liens (Shares), has been filed with the CVM on this date. This offering will be conducted in the Federative Republic of Brazil (Brazil) on an unorganized over-the-counter market, under the automatic registration distribution procedure, in accordance with CVM Resolution No. 160, of July 13, 2022, as amended (Resolution CVM 160), and with efforts to place the Shares abroad without registration under the U.S. Securities Act of 1933, as amended (Securities Act), in reliance upon certain exemptions from, or in transactions not subject to, the registration requirements of the Securities Act (Offering).

Until the date of the conclusion of the Bookbuilding Process (as defined below), the amount of Shares initially offered may, at Eletrobras’s discretion, following a joint decision with the Offering Coordinators (as defined below), be increased by up to 116.7% of the total number of Shares initially offered, which is up to seventy million (70,000,000) additional shares owned by Eletrobras, under the same conditions and at the same price as the Shares initially offered. These additional shares will be allocated to accommodate any excess demand identified in the Bookbuilding Process.

The Offering will be conducted in Brazil, under the coordination of Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Itaú BBA Assessoria Financeira S.A., Banco Safra S.A., and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (collectively referred to as the “Offering Coordinators”), in accordance with Law No. 6,385, of December 7, 1976, as amended, CVM Resolution 160, the “Código ANBIMA de Autorregulação para Estruturação, Coordenação e Distribuição de Ofertas Públicas de Valores Mobiliários e Ofertas Públicas de Aquisição de Valores Mobiliários”, including the “Regras e Procedimentos de Ofertas Públicas”, both in force since February 1, 2024, issued by the Brazilian Association of Financial and Capital Markets Entities – ANBIMA, the rules set forth in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (B3) and in the “Manual de Procedimentos Operacionais da Câmara B3”, issued on May 2, 2024, as well as in compliance with other applicable legal and regulatory provisions. The Offering is aimed exclusively at professional investors (as defined in article 11 of CVM Resolution No. 30, of May 11, 2021, as amended), based or resident and domiciled in Brazil.

Simultaneously, placement efforts for the Shares will be carried out abroad by Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., Safra Securities LLC, and XP Investments US, LLC (collectively referred to as the International Placement Agents): (i) in the United States of America (United States), exclusively to qualified institutional buyers residents and domiciled in the United States, as defined in Rule 144A promulgated under the Securities Act, as such rule may be amended from time to time, in transactions exempt from registration, provided for in the Securities Act and in the regulations issued under the Securities Act; and (ii) in other countries, apart from the United States and Brazil, to institutional and other investors that are non-U.S. persons, as defined in Rule 902 of Regulation S promulgated under the Securities Act as such regulation may be amended from time to time, in compliance with the applicable law in each investor’s country of domicile, in all cases, pursuant to exemptions from, or in transactions not subject to, registration under the Securities Act, and as long as they invest in Brazil in compliance with the investment mechanisms regulated by the National Monetary Council, the Central Bank of Brazil, and the CVM. There is no need to request and obtain distribution and placement registration for the Shares with an agency or regulatory body in another country’s capital market, including the U.S. Securities and Exchange Commission.

The price per Share of the Offering will be determined after the completion of the procedure of collection of investment intentions, which will be conducted in Brazil by the Offering Coordinators and outside Brazil by the International Placement Agents pursuant to applicable securities regulations (Bookbuilding Process).

There will be no stabilization of the price of the Shares after the settlement of the Offering and, consequently, the price of the Shares on the B3 may fluctuate significantly after the placement of the Shares.

As this is exclusively a secondary follow-on public offering, no priority will be given to current shareholders of CTEEP for the acquisition of the Shares, as provided for in article 53 of CVM Resolution 160 and, therefore, there will be no dilution of the current CTEEP shareholders’ interest in their capital stock.

For more information on the Offering, please refer to the “Aviso ao Mercado de Oferta Pública de Distribuição Secundária de Ações Preferenciais de Emissão da CTEEP – Companhia de Transmissão de Energia Elétrica Paulista” released on this date, which can be found on the websites of the CVM (www.gov.br/cvm), the B3 (www.b3.com.br), Eletrobras (www.ri.eletrobras.com) and CTEEP (www.isacteep.com.br/ri).

This material fact and the information contained herein are exclusively of informative nature, in accordance with applicable legislation in force, and shall not, under any circumstances, be considered as, nor constitute, an investment recommendation or an offer to sell, an advertisement of a public offering, a solicitation or offer to buy securities issued by CTEEP (including the Shares) in Brazil, in the United States, or any other jurisdiction, in accordance with applicable legislation in force. Any information contained herein shall not be taken, transmitted, disclosed, distributed, or disseminated, directly or indirectly, in the United States or any other jurisdiction. No securities may be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors without registration or an exemption from registration under the Securities Act.

Eletrobras will keep its shareholders and the market in general duly informed about the developments of the Offering.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.